UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4)

of the Securities Exchange Act of 1934

(Amendment No. 1)

COMPUTER SOFTWARE INNOVATIONS, INC.

(Name of Subject Company)

COMPUTER SOFTWARE INNOVATIONS, INC.

(Names of Persons Filing Statement)

Common Stock, Par Value $0.001 per share

(Title of Class of Securities)

205395106

(CUSIP Number of Class of Securities)

David B. Dechant

Chief Financial Officer

900 East Main Street, Suite T, Easley, South Carolina 29640

(864) 855-3900

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

William L. Pitman, Esq.

Smith Moore Leatherwood LLP

300 E. McBee Avenue, Suite 500

Greenville, South Carolina 29601

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Introduction

This Amendment No. 1 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) originally filed with the U.S. Securities and Exchange Commission (the “SEC”) by Computer Software Innovations, Inc., a Delaware corporation (the “Company”), on October 10, 2012. The Schedule 14D-9 relates to the tender offer by NHCC Merger Corp., a Delaware corporation (“Merger Sub”), which is a wholly-owned subsidiary of N. Harris Computer Corporation, a company organized under the Business Corporations Act (Ontario) (“Parent” or “Harris”), to purchase all outstanding shares of the Company Capital Stock, at a price per share of $1.10 cash, without interest (the “Offer Price”) and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the offer to purchase, dated October 10, 2012 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and the related letter of transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”), filed by Parent and Merger Sub with the SEC on October 10, 2012. The Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively, and are incorporated by reference herein. The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of October 2, 2012, by and among Parent, Merger Sub, the Company, and, solely for the purposes of Section 9.14 thereof, Constellation Software Inc., a company organized under the Business Corporations Act (Ontario) (“Guarantor” or “Constellation”) (as such agreement may be amended or supplemented from time to time in accordance with its terms, the “Merger Agreement”).

This Amendment is being filed solely to add a letter sent to former VerticalBuyer shareholders to Item 9 to the Schedule 14D-9.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

Item 9. Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following exhibit thereto:

“(a)(1)(J)*	Letter dated October 12, 2012, sent to former VerticalBuyer shareholders on October 15, 2012.”

*	Filed herewith

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ DAVID B. DECHANT

(Signature)

David B. Dechant, Chief Financial Officer

(Name and title)

October 15, 2012

(Date)

Instruction to Signature: The statement must be signed by the filing person or that person’s authorized representative. If the statement is signed on behalf of a person by an authorized representative (other than an executive officer of a corporation or general partner of a partnership), evidence of the representative’s authority to sign on behalf of the person must be filed with the statement. The name and any title of each person who signs the statement must be typed or printed beneath the signature. See §240.14d-1(f) with respect to signature requirements.

Exhibit Index

Exhibit No.	Description

(a)(1)(J)*	Letter dated October 12, 2012, sent to former VerticalBuyer shareholders on October 15, 2012

*	Filed herewith